UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549

                      Form 11-K

(    X   ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1993

(        ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from   __________   to  __________


Commission File Number:  0-12358


CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
                 (Full title of the plan)


          CCB FINANCIAL CORPORATION
      (Exact name of issuer as specified in charter)


111 Corcoran Street, P. O. Box 931, Durham, NC 27702
     (Address of principal executive offices)

Item 1.  Financial Statements

     Audited statements of net assets available for plan benefits as of December 31, 1993 and 1992 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended are filed herein.

Item 2.  Exhibits

     A consent of the Plan's independent auditors is included as
Exhibit 23.

ITEM 1.  Financial Statements



CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Schedules
December 31, 1993 and 1992
(With Independent Auditors' Report Thereon)

                INDEPENDENT AUDITORS' REPORT


The Retirement Committee
CCB Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /S/ KPMG PEAT MARWICK
March 21, 1994

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

    Statements of Net Assets Available for Plan Benefits

                 December 31, 1993 and 1992

                                                       1993
                                                    Money                CCBF
                                 Bond     Stock     market   Balanced   stock
                                 fund      fund      fund      fund      fund     Total

Assets:
Investments (notes 9 and 12):
 Central Carolina Bank and
  Trust Company Common
  Trust Fund A - Employee
  Benefits Fixed Income       $3,670,434         -         -  2,879,028         -  6,549,462
 Central Carolina Bank and
  Trust Company Common
  Trust Fund A - Employee
  Benefits Equities                    - 3,364,480         -          -         -  3,364,480
 Deposit administration
  contract, at contract
  value (note 10)                      -         - 3,243,787          -         -  3,243,787
 Mutual fund -
  111 Corcoran Fund              345,904         -         -     73,412         -    419,316
 Money market funds               56,500    57,000    33,500     97,475    19,700    264,175
 Common stock of CCB
  Financial Corporation                -         -         -  2,597,972 3,811,015  6,408,987
 Total investments             4,072,838 3,421,480 3,277,287  5,647,887 3,830,715 20,250,207

Accrued interest and
 dividends receivable              1,820        82    13,107     25,549    37,747     78,305
Cash on deposit at Central
 Carolina Bank and Trust
 Company                          27,006    29,594    16,569     32,127     1,515    106,811
Employer contributions
 receivable                            -         -         -      1,086   574,728    575,814
 Total assets                  4,101,664 3,451,156 3,306,963  5,706,649 4,444,705 21,011,137

Liabilities:
Prepaid contributions                  5         8        17      1,599    12,867     14,496
Other                              1,545         -        40          -         1      1,586
 Total liabilities                 1,550         8        57      1,599    12,868     16,082
Net assets available for
 plan benefits                $4,100,114 3,451,148 3,306,906  5,705,050 4,431,837 20,995,055

                                                       1992

                                                        Money
                                 Bond     Stock         market   Balanced
                                 fund      fund          fund      fund     Total
Assets:
Investments (notes 9 and 12):
 Central Carolina Bank and
  Trust Company Common
  Trust Fund A - Employee
  Benefits Fixed Income       $3,236,967            -         -  2,514,987   5,751,954
 Central Carolina Bank and
  Trust Company Common
  Trust Fund A - Employee
  Benefits Equities                    -    2,196,875         -          -   2,196,875
 Deposit administration
  contract, at contract
  value (note 10)                      -            - 3,129,409          -   3,129,409
 Mutual fund -
  111 Corcoran Fund                    -            -         -          -           -
 Money market funds               40,600       91,500   340,500    104,100     576,700
 Common stock of CCB
  Financial Corporation                -            -         -  2,735,911   2,735,911
 Total investments             3,277,567    2,288,375 3,469,909  5,354,998  14,390,849

Accrued interest and
 dividends receivable                102          237    16,316     23,308      39,963
Cash on deposit at Central
 Carolina Bank and Trust
 Company                          19,013       15,937    18,090     22,974      76,014
Employer contributions
 receivable                            -            -         -          -           -
 Total assets                  3,296,682    2,304,549 3,504,315  5,401,280  14,506,826

Liabilities:
Prepaid contributions                 19            9        10     12,050      12,088
Other                                  -            -         -          -           -
Total liabilities                     19            9        10     12,050      12,088
Net assets available for
 plan benefits                $3,296,663    2,304,540 3,504,305  5,389,230  14,494,738


See accompanying notes to financial statements.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

                 December 31, 1993 and 1992

                                              1993
                                                 Money                CCBF
                              Bond     Stock     market   Balanced   stock
                              fund      fund      fund      fund      fund     Total
Additions to net assets
attributed to:
 Investment income:
  Net appreciation
   (depreciation)
   in fair value of
   investments (note 9)  $304,399   134,800         -     50,991   (463,869)       26,321
  Interest (note 12)        3,483     4,845   154,651      3,328        899       167,206
  Dividends (note 12)       3,618         -         -     96,486     37,663       137,767
                          311,500   139,645   154,651    150,805   (425,307)      331,294

 Contributions (note 4):
  Employer, net of
   forfeitures                  -         -         -    706,467    561,757     1,268,224
  Employees               824,103   886,638   522,297          -          -     2,233,038
                          824,103   886,638   522,297    706,467    561,757     3,501,262

 ESOP plan merger (note 13)     -         -         -          -  4,438,879     4,438,879
 Funds transferred        157,446   381,514  (538,960)         -          -             -
    Total additions     1,293,049 1,407,797   137,988    857,272  4,575,329     8,271,435

Deductions from net assets
attributed to:
 Plan benefits paid      (489,598) (261,189) (335,387)  (541,452)  (143,492)  (1,771,118)
  Net increase (decrease) 803,451 1,146,608  (197,399)   315,820  4,431,837    6,500,317

Net assets available for
plan benefits:
 Beginning of year      3,296,663 2,304,540  3,504,305  5,389,230         -   14,494,738

 End of year           $4,100,114 3,451,148  3,306,906  5,705,050 4,431,837   20,995,055

                                              1992
                                                 Money
                              Bond     Stock     market   Balanced
                              fund      fund      fund      fund     Total
Additions to net assets
attributed to:
 Investment income:
  Net appreciation
  (depreciation)
   in fair value of
   investments (note 9)   246,256   189,335         -    724,470    1,160,061
  Interest (note 12)        3,538     3,002   189,209      4,485      200,234
  Dividends (note 12)           -         -         -     85,245       85,245
                          249,794   192,337   189,209    814,200    1,445,540

 Contributions (note 4):
  Employer, net of
   forfeitures                  -         -         -    590,682      590,682
  Employees               495,009   397,078   520,817          -    1,412,904
                          495,009   397,078   520,817    590,682    2,003,586

 ESOP plan merger (note 13)     -         -         -          -            -
 Funds transferred        160,408   209,823  (370,231)         -            -
    Total additions       905,211   799,238   339,795  1,404,882    3,449,126

Deductions from net assets
attributed to:
 Plan benefits paid      (511,340) (148,234) (346,396)  (400,918)   (1,406,888)
 Net increase (decrease)  393,871   651,004    (6,601) 1,003,964     2,042,238

Net assets available for
plan benefits:
 Beginning of year      2,902,792 1,653,536 3,510,906  4,385,266    12,452,500

 End of year            3,296,663 2,304,540 3,504,305  5,389,230    14,494,738


See accompanying notes to financial statements.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

                Notes to Financial Statements

                 December 31, 1993 and 1992



(1)Description of The Plan

 The Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB Financial Corporation and subsidiaries ("CCB") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCB's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2)Summary of Significant Accounting Policies

 (a)Basis of Presentation

 The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

 (b)Investments in Securities

 Investments in common trust and mutual funds are valued at fair value based on quoted market prices of the underlying fund securities.

 The investment in CCB common stock is stated at fair value based on quoted market values.

 The Plan has a deposit administration contract with Peoples Security Life Insurance Company ("Peoples Security") which is valued at contract value which approximates market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Funds under the contract that have been used to purchase annuities are excluded from Plan assets as Peoples Security is obligated to pay the related plan benefits. See note 10.

 Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(3)Participation in the Plan

 Participation in the Plan is based on a voluntary election by each employee. Under terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they provide at least 1,000 hours of service.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

                Notes to Financial Statements

                 December 31, 1993 and 1992

(4)Contributions

 Basic contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 6%, of their compensation. CCB currently matches these contributions at a rate of 50%. This rate may be increased or decreased by the Board of Directors. Employees may elect to contribute additional amounts in multiples of 1% of their compensation; however, these additional contributions are not matched by CCB. Participant contributions were limited to $8,994 and $8,728 per employee in 1993 and 1992, respectively.

 In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such a contribution was made in 1993 totaling $574,639. These contributions are invested in the CCBF Stock Fund.

(5)Vesting and Forfeitures

 Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, election of early retirement under CCB's retirement plan, or upon death or disability. Although it has not expressed an intent to do so, CCB has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

 Upon termination of service to CCB, any unvested portion of a participant's account is forfeited. Forfeitures are used to reduce subsequent contributions by CCB.

(6)Investment Election

 The Plan is comprised of five different types of investment funds: the Bond Fund, the Stock Fund, the Money Market Fund, the Balanced Fund and the CCBF Stock Fund. These funds contain investments in bonds, common and preferred stocks, money market funds, and deposit administration contracts. Participants may elect to direct their contributions to any combination of the first three funds and may change their investment elections semiannually. Matching employer contributions are invested in the Balanced Fund.

(7)Withdrawals

 At the discretion of the Plan administrator, special withdrawals of a participant's tax-deferred contributions and the vested portion of employer contributions may be made to meet unusual and special situations in the participant's financial affairs. These withdrawals will not be granted unless the participant withdraws the entire amount of his own contributions. Upon retirement, a participant must receive a lump sum distribution.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

                Notes to Financial Statements

                 December 31, 1993 and 1992

(8)Determination of Participants' Account Balances

 Participants' account balances are determined quarterly as follows:

   (a) Employee contributions are added to the participants' accounts for each type of investment fund. The employer contributions are added to the Balanced Fund portion of the participants' accounts.

   (b) Participants' accounts are reduced by the amount of withdrawals made.

   (c) Earnings from each investment fund are allocated within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

(9)Investments

 During   1993  and  1992,  the  Plan's  investments   (including
 investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 1993      1992
 Central Carolina Bank and Trust Company
 Common Trust Fund A - Employee Benefits
 Fixed Income                                  $304,399    436,346
 Central Carolina Bank and Trust Company
 Common Trust Fund A - Employee Benefits
 Equities                                       134,800    189,335
 Common stock of CCB Financial Corporation     (412,878)   534,380
                                                $26,321  1,160,061

 Investments  exceeding five percent of Plan assets  at  December
 31, 1993 and 1992 are as follows:

                                      1993            1992
                                Units,              Units,
                              shares or   Fair    shares or     Fair
                              par value  value    par value     value
 Central Carolina Bank and
 Trust Company Common
 Trust Fund A - Employee
 Benefits Fixed Income        547,092  $6,549,462   525,251  $5,751,954
 Common stock of CCB
 Financial Corporation        192,752   6,408,987    76,797   2,735,911
 Central Carolina Bank &
 Trust Company Common
 Trust Fund A - Employee
 Benefits Equities             34,852   3,364,480    23,822   2,196,875
 Deposit Administration
 Contract                   3,243,787   3,243,787 3,129,409   3,129,409

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

                Notes to Financial Statements

                 December 31, 1993 and 1992

(10)        Deposit Administration Contract

 During 1983, the Plan entered into a Deposit Administration Contract with Peoples Security. Net deposits (withdrawals) made by the Plan into (from) this contract totaled $114,378 in 1993 and $(195,810) in 1992. Peoples Security maintains the contributions in an unallocated fund to which it adds interest at a rate determined by the estimated yield on new issue long-term A-rated utility bonds less 1.75% (minimum 4%). Interest is capitalized daily to the principal amount outstanding. In addition to the guaranteed interest, the Plan may receive additional interest.

(11)        Federal Income Taxes

 The Internal Revenue Service has determined and informed the Company by letter dated May 5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in accordance with its provisions and remains qualified. The Internal Revenue Service also determined and informed the Company by letter dated August 18, 1993 that the Employee Stock Ownership Plan (see note 13) was qualified and tax-exempt under appropriate sections of the Internal Revenue Code.

(12)        Related Party Transactions

 The Plan's investments are held by the Trust Department of Central Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of CCB, except for the Deposit Administration
 Contract.

 The Plan purchased 1,337 shares of common stock of CCB at a cost of $49,135 in 1993. 1,200 shares of CCB common stock were sold by the Plan in 1993 for $44,700. The Plan also earned cash dividends on its CCB shares of $133,319 and $85,245 in 1993 and 1992, respectively.

 The Plan purchased 26,237 and 43,888 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Fixed Income at a cost of $299,962 and $449,959 in 1993 and
 1992, respectively. The Plan sold 4,396 and 11,308 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Fixed Income resulting in proceeds of $47,966 and $25,222 during 1993 and 1992, respectively. The investment in this trust fund appreciated by $545,512 and $436,346 in 1993 and 1992, respectively.

 The Plan purchased 11,030 and 4,793 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Equities at a cost of $1,032,805 and $409,816 in 1993 and 1992, respectively. The investment in this trust fund appreciated by $134,800 and $189,335 in 1993 and 1992, respectively.

 The  Plan purchased 40,761 units of 111 Corcoran Fund, a  mutual
 fund  of  the  Bank,  at a cost of $424,400  during  1993.   The
 investment in this mutual fund depreciated by $5,085 in 1993.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

                Notes to Financial Statements

                 December 31, 1993 and 1992

(12)        Related Party Transactions, Continued

 At December 31, 1993, the Plan was due to receive a profit-sharing contribution from CCB of $574,639.

 The   Plan   has  a  depository  relationship  with  the   Bank.
 Administrative expenses of the Plan are paid by CCB.

(13)        Plan Merger

 Effective October 1, 1993, CCB's Employee Stock Ownership Plan merged into the Retirement Savings Plan. As a result, 117,882 shares of CCB common stock were transferred to the Plan into a newly created CCBF Common Stock Fund. The fair value of the assets transferred into the Plan was $4,438,879.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

 Item 27a - Schedule of Assets Held for Investment Purposes

                      December 31, 1993




  Par value,
  shares or       Identity of party and                         Current
  units           description of assets              Cost        value

 192,752  *CCB Financial Corporation, common
             stock                                 $5,910,076   6,408,987
 547,092  *Central Carolina Bank and Trust
             Company Common Trust Fund A -
             Employee Benefits Fixed Income         4,865,158   6,549,462
  34,852  *Central Carolina Bank and Trust
             Company Common Trust Fund A -
             Employee Benefits Equities             2,625,695   3,364,480
 264,175  Goldman Sachs ILA Class B, Money
             Market Mutual Fund, 3.04%                264,175     264,175
3,243,787 Peoples Security Life Insurance
             Company Deposit Administration
             Contract, 4.74%                        3,243,787   3,243,787
  40,671  *Central Carolina Bank and Trust
             Company - 111 Corcoran Fund              424,400     419,316
                      Total                       $17,333,291  20,250,207



*Denotes Party-In-Interest

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

     Item 27d - Schedule of Reportable Transactions (1)

                Year ended December 31, 1993




                                           Aggregate
                                            selling    Aggregate
                                 Aggregate  price or    cost of
                                 purchase  maturity     assets     Net
Identity of party and             price    proceeds      sold    realized
description of asset                (2)       (2)         (2)   gain (loss)

*CCB Financial Corporation,
common stock                     $4,391,105    39,300    (44,700)  (5,400)

Goldman Sachs ILA Class B,
Money Market Mutual Fund,
3.04%                             3,807,200  4,119,725 (4,119,725)      -

*Central Carolina Bank and
 Trust - Common Trust Fund
 A - Employee Benefit
 Equities                         1,032,805         -           -        -



(1) This schedule presents transactions in any security where the aggregate of such transactions in that security exceeds five percent of Plan assets at the beginning of the Plan year.

(2) All purchase and sales prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.

*Denotes Party-In-Interest

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on April 29, 1994.

                              CCB FINANCIAL CORPORATION
                              RETIREMENT SAVINGS PLAN
                                      (The Plan)


                              By:  ADMINISTRATIVE COMMITTEE,
                                   CCB Financial Corporation
                                   Retirement Savings Plan
                                     (Plan Administrator)

                                   By:  J. KENT FAWCETT
                                      J. Kent Fawcett
                                      Senior Vice President
                                      CCB Financial Corporation

                              By:  CENTRAL CAROLINA BANK AND
                                   TRUST COMPANY, Trustee

                                   By:  K. COFFIELD KNIGHT
                                      K. Coffield Knight
                                      First Vice President